UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         Premier National Bancorp, Inc.
                    (formerly Hudson Chartered Bancorp, Inc.)
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                                (Name of Issuer)


                     Common Stock, par value $0.80 per share
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                         (Title of Class of Securities)


                                  74053F 1 0 7
                              (formerly 443678107)
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                                 (CUSIP Number)


                                   Tyler Dann
                                   9 Huns Lane
                                  P.O. Box 215
                            Chappaqua, New York 10514
                                 (914) 238-3734
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 17, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are being sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document Consists of 4 Pages.

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CUSIP No. 74053F 1 0 7            Schedule 13D                 Page 2 of 4 Pages
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   1.  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Tyler Dann
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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [  ]
                                                             (b)  [  ]
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   3. SEC USE ONLY


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   4.  SOURCE OF FUNDS (See Instructions): Not applicable


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   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       United States

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   NUMBER OF      7.   SOLE VOTING POWER
     SHARES            25,969
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8.   SHARED VOTING POWER
      EACH             340,097
   REPORTING      --------------------------------------------------------------
     PERSON       9.   SOLE DISPOSITIVE POWER
      WITH             25,969
                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                       340,097

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  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       368,495
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  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                               [  ]
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  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.5%
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  14.  TYPE OF REPORTING PERSON (See Instructions):
       IN

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
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CUSIP No. 74053F 1 0 7           Schedule 13D                  Page 3 of 4 Pages
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                         Amendment No. 2 to Schedule 13D

         The Schedule 13D, dated October 1, 1994, as amended, of Tyler Dann (the "Reporting Person") is hereby amended as set forth below. Except as specifically provided herein, this Amendment No. 2 to Schedule 13D does not modify any of the information previously reported in Schedule 13D and Amendment No. 1 thereto, and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D and Amendment No. 1 thereto.

Item 1. Security and Issuer.

         Item 1 of the Schedule 13D is amended as set forth below:

         The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $0.80 per share ("Premier Common Stock"), of Premier National Bancorp, Inc. ("Premier"), formerly named Hudson Chartered Bancorp, Inc. ("Hudson Chartered"). The address of the principal executive offices of Premier is Route 55, P.O. Box 310, LaGrangeville, New York 12540.

Item 5. Interest in Securities of the Issuer.

         This Amendment No. 2 is being filed to reflect that on July 17, 1998, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Premier Common Stock as a result of the issuance of additional shares of Premier Common Stock in connection with the merger (the "Merger") of Progressive Bank, Inc. ("Progressive") with and into Hudson Chartered under the name of Premier. Upon consummation of the Merger, the Reporting Person had sole or shared voting and dispositive power over 368,495 shares of Premier Common Stock, and the Reporting Person's beneficial ownership of Premier Common Stock declined from 5.1% to 2.5%.

         The Reporting Person owned 3,300 shares of Progressive common stock, over which the Reporting Person had sole voting and dispositive power, which were converted into 6,006 shares of Premier Common Stock in the Merger. The Reporting Person also had shared voting and dispositive power over 500 shares of Progressive common stock which were converted into 910 shares of Premier Common Stock in the Merger. Except as otherwise described herein, no other transactions in Premier Common Stock were effected during the past 60 days by the Reporting Person.

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CUSIP No. 74053F 1 0 7           Schedule 13D                  Page 4 of 4 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






            July 17, 1998                            By: /s/ Tyler Dann
         -------------------                         -------------------------
                (Date)                               Tyler Dann